Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP[3]	PETER D. HOUK[1]	124 West Allegan Street, Suite 1000	Detroit Office
DOUGLAS J. AUSTIN	JONATHAN E. RAVEN	LANSING, MICHIGAN 48933	Telephone (313) 237-7300
MICHAEL E. CAVANAUGH	THADDEUS E. MORGAN	TELEPHONE (517) 482-5800	Facsimile: (313) 961-1651
JOHN J. LOOSE	ANNE BAGNO WIDLAK	FACSIMILE (517) 482-0887	—
DAVID E.S. MARVIN[4]	ANITA G. FOX[4]	WEBSITE WWW.FRASERLAWFIRM.COM	Archie C. Fraser (1902-1998)
STEPHEN L. BURLINGAME	ELIZABETH H. LATCHANA		Everett R. Trebilcock (1918-2002)
DARRELL A. LINDMAN	TODD D. CHAMBERLAIN		James R. Davis (1918-2005)
IRIS K. LINDER	RYAN M. WILSON		—
GARY C. ROGERS	KENNETH S. WILSON[2]		Of Counsel
MARK A. BUSH	ROBERT B. NELSON	Writer’s Direct Dial: (517)377-0803	Donald A. Hines
MICHAEL H. PERRY	BRIAN P. MORLEY[6]	Writer’s E-mail: ILINDER@FRASERLAWFIRM.COM	Ronald R. Pentecost
BRANDON W. ZUK	JOHN D. MILLER[7]
DAVID D. WADDELL	TONI L. HARRIS[8]		[1]Retired Circuit Judge
MICHAEL C. LEVINE	RYAN K. KAUFFMAN		[2]Also Licensed in Florida
THOMAS J. WATERS	JOSHUA S. SMITH		[3]Also Licensed in Colorado
MARK R. FOX [2,4]	KATHERINE A. WEED		[4]Also Licensed in District of Columbia
MICHAEL S. ASHTON	JENNIFER UTTER HESTON		[5]Also Certified Public Accountant
H. KIRBY ALBRIGHT	DOUGLAS L. MINKE		[6]Also Licensed in North Carolina
GRAHAM K. CRABTREE	NICOLE L. PROULX		[7]Also Licensed in Georgia
MICHAEL P. DONNELLY	VINCENT M. PECORA		[8]Also Admitted by U.S. Patent and Trademark Office
EDWARD J. CASTELLANI[5]	G. ALAN WALLACE
NAN ELIZABETH CASEY
November 10, 2006
VIA EDGAR CORRESPONDENCE
Roger Schwall, Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
MAIL STOP 7010
100 F Street, NE
Washington, DC 20549

RE:	Aurora Oil & Gas Corporation (the “Issuer”) Post Effective Amendments to:
Registration No. 333-110099
Registration No. 333-129695
Registration No. 333-130769
Dear Mr. Schwall:
     Responding to your comment letter of November 9, we have amended the above-referenced Post Effective Amendments to Registration Statements. In addition to making changes responsive to your comment letter, we have also made changes as appropriate to reflect the fact that the Company has closed on the underwriting of its public offering shares. We have outlined below where you may find the revised language reflective of these changes.
Registration Statement No. 333-110099
     Comment #1. Cover page — please revise to disclose that security holders will sell the securities being registered.
     Response: Please review the cover page where the additional language has been inserted.

Roger Schwall, Assistant Director
November 10, 2006

     Comment #2. Expand the Selling Security Holders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as the beneficial owner for the same securities, include explanatory text or footnotes. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF Telephone Interpretation Manual.
     Response: Please review our modified footnotes to the selling security holder table, which may be found on pages 59 through 60.
     Comment #3. Identify the selling security holders who are registered broker-dealers or affiliates of registered broker-dealers. If a selling security holder is a registered broker-dealer, identify the security holder as an underwriter, unless the security holder received the securities as compensation for investment banking services. If a selling security holder is an affiliate of a registered broker-dealer, identify such security holder as an underwriter unless you can confirm to us that the security holder (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
     Response: Please see footnote 2 on page 59.
     Comment #4. Plan of Distribution — we note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
     Response: Language has been added to address this comment at page 63.
     Comment #5. We note the statement that “[w]e are members of the Bar of the State of Michigan, and do not hold ourselves out as being experts on laws other than laws of this State of Michigan and the laws of the United States of America. To the extent our opinion is based on Utah corporate law, we have relied on an unofficial compilation of the Utah Revised Business Corporation Act.” The statement suggests that counsel is not competent to issue an opinion on Utah law. Please obtain a new unqualified opinion addressing all the applicable laws.
     Response: Please see the revised language at Exhibit 5.1.
     Changes relating to closing of the underwriting are as follows:
•	Page 2 — under the heading “financial flexibility”.

•	Page 6 — language relating to the exercise of the over-allotment was deleted.

Roger Schwall, Assistant Director
November 10, 2006

•	Page 10 — under the heading “We may have difficulty financing our planned growth.

•	Page 19 — language under the headings “You may experience dilution of your ownership interests due to the future issuance of shares of our common stock, which could have an adverse effect on our stock price.” and “The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.”

•	Page 22 — capitalization.

•	Page 23 — language regarding the number of shares outstanding.

•	Page 31 — the first sentence under the heading “Liquidity and Capital Resources”.

•	Page 55 — elimination of Rubicon Master Fund as a principal shareholder.

•	Page 64 — under the heading “Description of Securities”.

•	Page 66 — under the heading “Shares Eligible for Future Sale”.
Registration Statement No. 333-129695
     Comment #1. Cover page — please revise to disclose that security holders will sell the securities being registered.
     Response: Please review the cover page where the additional language has been inserted.
     Comment #2. Expand the Selling Security Holders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as the beneficial owner for the same securities, include explanatory text or footnotes. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF Telephone Interpretation Manual.
     Response: Please review our modified footnotes to the selling security holder table, which may be found on page 58. Also note that at its request, one selling security holder has been removed.

Roger Schwall, Assistant Director
November 10, 2006

     Comment #3. Identify the selling security holders who are registered broker-dealers or affiliates of registered broker-dealers. If a selling security holder is a registered broker-dealer, identify the security holder as an underwriter, unless the security holder received the securities as compensation for investment banking services. If a selling security holder is an affiliate of a registered broker-dealer, identify such security holder as an underwriter unless you can confirm to us that the security holder (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
     Response: Please see footnote 2 on page 58.
     Comment #4. Plan of Distribution — we note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
     Response: Language has been added to address this comment at page 61.
     Comment #5. We note the statement that “[w]e are members of the Bar of the State of Michigan, and do not hold ourselves out as being experts on laws other than laws of this State of Michigan and the laws of the United States of America. To the extent our opinion is based on Utah corporate law, we have relied on an unofficial compilation of the Utah Revised Business Corporation Act.” The statement suggests that counsel is not competent to issue an opinion on Utah law. Please obtain a new unqualified opinion addressing all the applicable laws.
     Response: Please see the revised language at Exhibit 5.1.
     Changes relating to closing of the underwriting are as follows:
•	Page 2 — under the heading “financial flexibility”.

•	Page 6 — language relating to the exercise of the over-allotment was deleted.

•	Page 10 — under the heading “We may have difficulty financing our planned growth.

•	Page 19 — language under the headings “You may experience dilution of your ownership interest due to the future issuance of shares of our common stock, which could have an adverse effect on our stock price.” and “The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.”

•	Page 22 — capitalization.

Roger Schwall, Assistant Director
November 10, 2006

•	Page 23 — language regarding the number of shares outstanding.

•	Page 31 — the first sentence under the heading “Liquidity and Capital Resources”.

•	Page 55 — elimination of Rubicon Master Fund as a principal shareholder.

•	Page 57 — removal of Rubicon Master Fund as a selling security holder.

•	Page 61 — under the heading “Description of Securities”.

•	Page 64 — under the heading “Shares Eligible for Future Sale”.
Registration Statement No. 333-130769
     Comment #1. Cover page — please revise to disclose that security holders will sell the securities being registered.
     Response: Please review the cover page where the additional language has been inserted.
     Comment #2. Expand the Selling Security Holders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as the beneficial owner for the same securities, include explanatory text or footnotes. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF Telephone Interpretation Manual.
     Response: Please review our modified footnotes to the Selling Security Holder table, which may be found on page 58. Also note that at its request, one selling security holder has been removed.
     Comment #3. Identify the selling security holders who are registered broker-dealers or affiliates of registered broker-dealers. If a selling security holder is a registered broker-dealer, identify the security holder as an underwriter, unless the security holder received the securities as compensation for investment banking services. If a selling security holder is an affiliate of a registered broker-dealer, identify such security holder as an underwriter unless you can confirm to us that the security holder (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Roger Schwall, Assistant Director
November 10, 2006

     Response: Please see footnote 3 on page 58.
     Comment #4. Plan of Distribution — we note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.
     Response: Language has been added to address this comment at page 61.
     Comment #5. We note the statement that “[w]e are members of the Bar of the State of Michigan, and do not hold ourselves out as being experts on laws other than laws of this State of Michigan and the laws of the United States of America. To the extent our opinion is based on Utah corporate law, we have relied on an unofficial compilation of the Utah Revised Business Corporation Act.” The statement suggests that counsel is not competent to issue an opinion on Utah law. Please obtain a new unqualified opinion addressing all the applicable laws.
     Response: Please see the revised language at Exhibit 5.1.
     Changes relating to closing of the underwriting are as follows:
•	Page 2 — under the heading “financial flexibility”.

•	Page 6 — language relating to the exercise of the over-allotment was deleted.

•	Page 10 — under the heading “We may have difficulty financing our planned growth.

•	Page 19 — language under the headings “You may experience dilution of your ownership interests due to the future issuance of shares of our common stock, which could have an adverse effect on our stock price.” and “The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.”

•	Page 22 — capitalization.

•	Page 23 — language regarding the number of shares outstanding.

•	Page 31 — the first sentence under the heading “Liquidity and Capital Resources”.

•	Page 55 — elimination of Rubicon Master Fund as a principal shareholder.

Roger Schwall, Assistant Director
November 10, 2006

•	Page 57 — reduction of the number of shares to be sold and beneficial ownership information for Rubicon Master Fund.

•	Page 62 — under the heading “Description of Securities”.

•	Page 64 — under the heading “Shares Eligible for Future Sale”.
     Please let me know if you have any questions or need further information.
Very truly yours,
FRASER TREBILCOCK DAVIS & DUNLAP, P.C.
Iris K. Linder

IKL/blv

cc:	Dean Swift
Barb Lawson